UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cowlitz Bancorporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

223767

(CUSIP Number)

Jeffery D. Gow

11624 S.E. 5th Street, Suite 200

Bellevue, WA  98005

(425) 586-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 223767

1.	Names of Reporting Persons Crescent Capital VI, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 483,000*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 483,000*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 483,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%**

14.	Type of Reporting Person (See Instructions) OO

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 483,000 shares of the Issuer’s Common Stock. Steve Wasson individually owns 1,000 shares  of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,054,507 shares of Common Stock outstanding as of March 31, 2008, as reported by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on April 24, 2008.

CUSIP No. 223767

1.	Names of Reporting Persons Jeffery D. Gow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 483,000*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 483,000*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 483,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 483,000 shares of the Issuer’s Common Stock.  Steve Wasson individually owns 1,000 shares  of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,054,507 shares of Common Stock outstanding as of March 31, 2008, as reported by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on April 24, 2008.

CUSIP No. 223767

1.	Names of Reporting Persons Steve Wasson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 483,000  shares of the Issuer’s Common Stock.  Steve Wasson individually owns 1,000 shares   of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 5,054,507 shares of Common Stock outstanding as of March 31, 2008, as reported by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on April 24, 2008.

Explanatory Note

This Schedule 13D, as amended (“Schedule 13D”), relates to shares of Common Stock, no par value  (“Common Stock”), of Cowlitz Bancorporation, a Washington corporation (the “Issuer”).  This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”), and Steve Wasson, an individual (“Wasson”).  Crescent, Gow, and Wasson are hereinafter sometimes referred to together as the “Reporting Persons”.

Item 1.	Security and Issuer

Item 2.	Identity and Background
(a)	This statement is being filed by Crescent, Gow and Wasson.

(b)-(c)        Crescent is a private investment entity that seeks appreciation of its assets for the benefit of its owners.  The address of Crescent’s principal place of business and principal office is 11624 S.E. 5th Street, Suite 200, Bellevue, WA 98005.

Gow, a natural person, is Chief Executive Officer of Polygon Northwest Company, a real estate development company.  Gow is the managing member of Crescent.  The address of his principal office and principal place of business is 11624 S.E. 5th Street, Suite 200, Bellevue, WA 98005.  The executive officers and persons controlling Crescent are set forth on Exhibit 99.1.

Wasson, a natural person, is an investor.  The address of his principal office and principal place of business is 916 SW King Avenue, Portland, OR 97205.

The executive officers and persons controlling Crescent are set forth on Exhibit 99.1, attached hereto and incorporated herein by reference.  Exhibit 99.1 sets forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

(d)-(e) During the last five years, neither the Reporting Persons nor any person named in Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gow and Wasson are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the shares of the Issuer reported herein in order to profit from appreciation of the Common Stock.

On July 27, 2007, Crescent sent a written offer (the “Offer”) to the Issuer’s Chairman and President and CEO pursuant to which Crescent would acquire for cash all of the outstanding shares of Common Stock of the Issuer that Crescent does not already own (the “Transaction”) at a price of $15.00 per share.  A copy of the Offer was attached as Exhibit 99.5 to Amendment No. 1.

On September 5, 2007, the Issuer announced in a press release that its Board of Directors had unanimously rejected the Offer as not in the long-term best interests of shareholders, since, among other concerns, the $15.00 per share offer was significantly inadequate.

On March 6, 2008, Steve Wasson met with Phillip Rowley, Chairman of the Cowlitz Board of Directors, and discussed, among other topics, appointing a representative of Crescent to the Board of Directors.  On April 21, 2008, Mr. Rowley informed Mr. Wasson that the Board declined to appoint a Crescent representative to the Board.

On May 9, Mr. Gow sent to the Cowlitz Board of Directors the letter attached as Exhibit 99.6 and incorporated herein by reference.

As disclosed in the May 9th letter, Crescent intends to purchase additional shares of common stock of the Issuer, and to seek regulatory approval to permit Crescent to purchase additional shares of the Issuer to increase its percentage ownership in excess of ten percent (10%).

The Reporting Persons intend to monitor developments at the Issuer and may communicate with members of the board of directors and management of the Issuer relating to the Offer and such other matters that the Reporting Persons deem relevant to their investment in the Issuer.

Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional securities of the Issuer in the open market or in private transactions, or may dispose of all or a portion of the securities of the Issuer that the Reporting Persons own or hereafter may acquire.

At the present time, other than the actions described in the preceding paragraphs, the Reporting Persons have no specific plans or proposals that would relate to or result in any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
99.1

Name, business address and present principal occupation of each executive officer or person controlling Crescent Capital VI, L.L.C. (incorporated herein by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.2

Form of Salomon Smith Barney Client Agreement (incorporated herein by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004)

99.3

Dates and prices of purchases of Common Stock (incorporated herein by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on May 4, 2007)

99.4	Joint Filing Agreement dated May 4, 2007 (incorporated herein by reference to Exhibit 99.4 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on May 4, 2007)
99.5

Letter delivered by Crescent Capital VI, LLC to Issuer on July 27, 2007 (incorporated herein by reference to Exhibit 99.5 to the Reporting Persons’ Schedule 13D, Amendment No. 1, filed with the Securities and Exchange Commission on July 7, 2007)

99.6	Letter delivered by Crescent Capital VI, LLC to Issuer on May 9, 2008

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2008
Crescent Capital VI, L.L.C.

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson